Exhibit 99.1

ELBIT IMAGING ANNOUNCES AVAILABILITY OF A TRANSLATION OF
POSITION OF THE REPRESENTATIVES OF SERIES C-G AND SERIES 1
BONDHOLDERS

Tel Aviv, April 17, 2013, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today, that the Company has placed a free English-language translation of the "Position of the Representatives of Series C-G and Series 1 Bondholders ("Representatives") Presentation" as presented by the Representatives at the Bondholder's Meeting dated March 18, 2013 ("Alternative Proposal"). The Alternative Proposal differs from the Company's proposed debt restructuring terms as agreed between the Company and two of its major noteholders, York Capital Management Global Advisors, LLC and Davidson Kempner Capital Management LLC, which was announced by the Company on February 27, 2013. The Alternative Proposal is available on the Company’s website at: www.elbitimaging.com under: “News and Events – Free English-language translation of position of the representatives of Series C-G and Series 1 Bondholders.” The Company did not solicit the Alternative Proposal and does not concur with it, however, as it was required by law to post the Alternative Proposal prepared by the Representatives on the Magna distribution site, the Company hereby presents an English-language free translation of such. The Company takes no position and/or liability with respect thereto and/or as to the accuracy or completeness of any of the information set forth in the Alternative Proposal and/or as to the accuracy or completeness of the translation, and nothing contained therein shall be deemed as a warrant and/or representation by the Company.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity - venture capital investments.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il
Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054